MATERIAL CHANGE REPORT

FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE *BRITISH COLUMBIA SECURITIES ACT*
FORM 27 UNDER SECTION 146 OF THE *ALBERTA SECURITIES ACT*
FORM 27 UNDER SECTION 75(2) OF THE *ONTARIO SECURITIES ACT*
FORM 27 UNDER SECTION 73 OF THE *QUEBEC SECURITIES ACT*
FORM 27 UNDER SECTION 81(2) OF THE *NOVA SCOTIA SECURITIES ACT*
FORM 26 UNDER SECTION 76(2) OF THE *NEWFOUNDLAND SECURITIES ACT*
FORM 25 UNDER SECTION 84(1)(B) OF THE *SASKATCHEWAN SECURITIES ACT*
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK/PRINCE EDWARD ISLAND/YUKON
(INDIVIDUALLY, THE "ACT" AND COLLECTIVELY, THE "SECURITIES ACTS")

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

> Queenstake Resources Ltd.
> 712C – 12th Street
> New Westminster, B.C. V3M 4J6

Item 2: Date of Material Change

> July 1, 2003 and July 8, 2003

Item 3: Press Release

> The Press Releases were disseminated on July 2, 2003 and July 8, 2003, to the Toronto Stock Exchange being the only exchange upon which the shares of the Issuer are listed and through various other approved public media and was SEDAR filed with the provincial securities commissions.

Item 4: Summary of Material Change(s)

> Queenstake Resources Ltd. (the "Issuer") completed its acquisition of the Jerritt Canyon gold mine on the terms previously announced. The operating permits were transferred to Queenstake effective June 30, 2003. On July 8, 2003 the Issuer announced it had completed all of its financing for the acquisition of the Jerritt Canyon gold mine (the "Mine").

Item 5: Full Description of Material Change

> On July 2, 2003 the Issuer announced it had completed its acquisition of the Jerritt Canyon gold mine (the "Mine") on the terms previously announced. The acquisition immediately takes the Issuer to the status of a mid-tier gold mining Issuer to produce about 300,000 ounces of gold annually from the Mine. The Issuer expects production to continue for at least the next 6 years from existing reserves and conversion of existing gold resources and for many years beyond that by expansion through exploration. The operating permits were transferred to the Issuer effective June 30, 2003.

> At July 2, 2003 the Issuer expected the senior debt funds to be released upon execution of final documentation and registration of security documents. The proceeds would be used to complete the financing of the cost of the reclamation and closure policy.

Equity Financing

On July 4, 2003 the Issuer issued 25,000,000 units at $0.20 each on a private placement basis for gross proceeds of $5 million. The issue was made pursuant to an over-allotment option granted on June 19, 2003 to the Issuer's Agents, Westwind Partners Inc. and Loewen, Ondaatje, McCutcheon Limited, in connection with the Issuer's previously completed Subscription Receipt financing. The Toronto Stock Exchange approved the increase of the size of the option from 20 to 25 million units. Each unit comprised one common share and one half a common share purchase warrant (a "Warrant"). Each whole Warrant will entitle the holder to purchase one common share at an exercise price of $0.25 until June 25, 2005.

With the Mine acquisition closing effective June 30, 2003, on July 2, 2003 the Subscription Receipts previously issued and sold for gross proceeds of $21 million were exercised for no additional consideration, the Issuer issued 105,000,000 common shares and 52,500,000 Warrants, and the proceeds were released from escrow. Each whole Warrant will entitle the holder to purchase one common share at an exercise price of $0.25 until June 25, 2005.

The Agents were issued Broker Warrants on the two equity financings entitling them to purchase at an exercise price of $0.22 per share, 6,300,000 common shares until June 25, 2004 and 1,500,000 common shares until July 3, 2004 in addition to a 6% cash commission.

Debt Financing

On July 8, 2003 the Issuer drew down a senior debt financing of US$20 million, bearing interest at U.S. Prime plus 7%, a current effective rate of 11%. The loan is fully secured by all of the Mine assets as well as a guarantee of the Issuer secured by its assets. The loan is to be repaid, with minimum quarterly payments of US$2.5 million, by June 27, 2005. The lender was paid a 3% set up fee and was issued 37,000,000 share purchase warrants with a five year term and a nominal exercise price of $0.01 per share and 2,000,000 share purchase warrants at an exercise price of $0.25 expiring on July 7, 2005. The lender also guaranteed the Issuer's purchase of a series of gold put options by which the Issuer can effectively establish a minimum price of US$330 per ounce for approximately 400,000 ounces of gold production from the Mine over the next 24 months. This method of price protection does not in any way limit the upside gold price potential. Premiums will be paid by the Issuer out of cash flow as the puts become exercisable. Westwind Partners, Inc. acted as debt placement agent for the Issuer for which they were paid a fee of 4%.

Acquisition cost

The Mine is an operating gold property with four underground mines currently in production feeding ore to a process plant. It is located in Elko County, Nevada approximately 60 miles north of Elko, Nevada. The Sellers of the Mine were paid cash of US$1,500,000 and were issued 32,000,000 common shares of the Issuer. In addition the Sellers will be paid Production and Royalty Payments beginning upon the earlier of repayment of the senior debt and June 30, 2005. Production Payments totalling US$6,000,000 will be paid in instalments of US$1 million per quarter, and a Net Smelter Return royalty is also payable, based on a sliding scale ranging from 2% to 4% at gold prices above US$320 an ounce capped at US$4 million. Westwind Partners, Inc. acted as an acquisition advisor for the Issuer for which they were paid C$400,000.

At the conclusion of all of the above transactions the Issuer will have 244,298,243 issued and outstanding common shares and 376,534,227 on a fully diluted basis. If all the outstanding options and warrants were exercised the Issuer would realize proceeds of $24.6 million.

Environmental Risk Transfer Program

The Issuer assumed, through its acquisition of the Mine, the liability for the reclamation and closure of the Mine and Mill. The Issuer negotiated, through its broker IMA Environmental Insurance, with AIG Environmental ("AIG") an environmental risk transfer program comprised of three components.

1. Mine and Mill Closure and Reclamation Insurance
2. Mine and Mill Reclamation Surety
3. Pollution Legal Liability Coverage for Pre-existing and Future Conditions

The Mine and Mill Closure and Reclamation Insurance Policy is combined with the Reclamation Surety to form a closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by the Issuer and meet the U.S. Forest Service and Nevada Department of Environment Protection agencies (the "Agencies") financial assurance requirements for reclamation of the mine and mill. The insurance premium for this combined policy, including taxes, is US$31,229,316 which the Issuer has now paid in full. A portion of this premium will be segregated by AIG into a commutation account to earn interest and may be drawn upon by the Issuer to directly pay ongoing reclamation costs as incurred. The amount in the commutation account is the current cost estimate for the Agencies' required bonding of US$33.47 million taken to present value dollars of US$25,766,803. The remainder of the fee being US$5,603,097 is deemed to be the premium for the insurance that will provide coverage for future reclamation costs exceeding those costs anticipated at the date of acquisition.

The Pollution Legal Liability coverage for third-party damage claims against the Issuer is for both pre-existing and future pollution conditions.

The majority of the equity and debt financing proceeds were applied to pay for this environmental risk transfer program.

Item 6: Reliance on Section 85(2) of the *Securities Act* (British Columbia), or
Reliance on Section 146(2) of the *Securities Act* (Alberta), or
Reliance on Section 84(2) of the *Securities Act*, 1988 (Saskatchewan), or
Reliance on Section 75(3) of the *Securities Act* (Ontario), or
Reliance on Section 81(3) of the *Securities* Act (Nova Scotia), or
Reliance on National Policy No. 40 (Manitoba), or
Reliance on Section 74 of the *Securities Act* (Quebec), or
Reliance on Section 5 of the Regulation to the *Securities Act* (Newfoundland), or
Reliance on National Policy No. 40 (New Brunswick), or
Reliance on National Policy No. 40 (Prince Edward Island), or
Reliance on National Policy No. 40 (Yukon).

Not applicable.

Item 7: Omitted Information

Not applicable

Item 8: Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Doris Meyer, Chief Financial Officer, Vice President Finance and Corporate Secretary (604) 516-0566

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at the City of New Westminster, in the Province of British Columbia, this 22nd day of July, 2003.

"Doris Meyer"

Doris Meyer, Vice-President, Finance and
Corporate Secretary

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR ISSUER TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT*, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE *SECURITIES ACT* OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION. [NOVA SCOTIA]

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQURIED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION. [SASK/NWFD]